
Mail Stop 3720

April 30, 2009

Via U.S. Mail and facsimile to (201) 996-9144

Ned Mavrommatis
Chief Financial Officer
I.D. Systems, Inc.
One University Plaza
Hackensack, NJ 07601

>   **Re: I.D. Systems, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>   **File No. 001-15087**

Dear Mr. Mavrommatis:

     We have reviewed your Form 10-K for the fiscal year ended December 31, 2008 and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis…, page 26

1. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management's discussion and analysis in future filings to provide detailed and

quantitative analysis to the extent practicable of any known material trends or uncertainties. For example, we note that there were significant changes in revenues in 2006, 2007 and 2008, which were primarily attributable to revenues from Wal-Mart Stores, Inc. and the U.S. Postal Service. Please explain whether management anticipates continued variance in product and service revenue received from the company's significant customers in future periods. We also note an increase in selling, general and administrative expenses attributable to the hiring of additional staff in each of the last two years. Please address whether management expects to continue to increase the staff in future periods. These are just examples.

Liquidity and Capital Resources, page 30

2. Please revise your disclosure in future filings to clarify what portion of your auction rate securities are subject to the put right you obtained from UBS in November 2008. Further, quantify the commitment of UBS to loan you 75% of the UBS-determined value of the auction rate securities at any time until the put is exercised, clarifying how UBS determines such value.

Exhibits

3. We note that revenue attributable to two clients totaled 42% and 41% of your total revenue for the year ended December 31, 2008. In future filings please include the relevant contracts as exhibits.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Plowgian, attorney-adviser, at (202) 551-3367 or me at (202) 551-3257 with any other questions.

Sincerely,
/s

Celeste M. Murphy
Legal Branch Chief